UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 8, 2021

Capstar Special Purpose Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39362	84-4730610
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

405 West 14th Street, Austin, TX 78701

(Address of Principal Executive Offices) (Zip Code)

(512) 340-7800

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	CPSR.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	CPSR	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CPSR WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01          Entry Into A Material Definitive Agreement.

Amendment to Business Combination Agreement

As previously disclosed, on July 19, 2021, Capstar Special Purpose Acquisition Corp., a Delaware corporation (“CPSR”), entered into a Business Combination Agreement (the “Original Business Combination Agreement”), by and among CPSR, CPSR Gelesis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of CPSR (“Merger Sub”) and Gelesis, Inc., a Delaware corporation (“Gelesis”) that, among other things, provided for Merger Sub to merge with and into Gelesis, with Gelesis as the surviving company in the merger and, after giving effect to such merger, Gelesis to be a wholly-owned subsidiary of CPSR (the “Merger”).

On November 8, 2021, CPSR, Merger Sub and Gelesis entered into an Amendment to the Original Business Combination Agreement (the “Business Combination Agreement Amendment,” and together with the Original Business Combination Agreement, the “Business Combination Agreement”), which, among other things (i) adjusts the equity valuation of Gelesis from $900,000,000 to $675,000,000, (ii) increases the number of Earn Out Shares (as defined in the Business Combination Agreement) available to be issued to Company Stockholders (as defined in the Business Combination Agreement) from 15,000,000 to 23,483,250, (iii) provides for the issuance of 1,983,750 additional Capstar Class A Shares to Company Stockholders, equal to the number of Capstar Class B Shares forfeited by the Sponsor and certain affiliates of the Sponsor in accordance with the Sponsor Letter Agreement Amendment (as defined and described in further detail under “Amendment to Sponsor Letter Agreement” below), and (iv) extends the Termination Date (as defined in the Business Combination Agreement) from January 18, 2022 to January 31, 2022.

The Business Combination Agreement Amendment is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description is qualified in its entirety by reference to the full text of the Business Combination Agreement Amendment.

Amendment to Sponsor Letter Agreement

In connection, and concurrently, with the execution of the Business Combination Agreement Amendment, Capstar, Capstar Sponsor Group LLC, a Delaware limited liability company (the “Sponsor”), certain affiliates of the Sponsor and Gelesis entered into an amendment (the “Sponsor Letter Agreement Amendment”) to that certain Sponsor Letter Agreement, dated July 19, 2021. Pursuant to the Sponsor Letter Agreement Amendment, the parties thereto further agreed, among other things, that (i) the vesting provisions relating to Capstar Class B Shares (as defined in the Sponsor Letter Agreement) be deleted and (ii) as of immediately prior to the Effective Time (as defined in the Sponsor Letter Agreement), 1,983,750 Capstar Class B Shares held by the Sponsor and certain affiliates of the Sponsor be surrendered to Capstar for cancellation upon such surrender, without any consideration for such surrender.

The Sponsor Letter Agreement Amendment is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description is qualified in its entirety by reference to the full text of the Sponsor Letter Agreement Amendment.

Additional Information

In connection with the Business Combination, CPSR has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, CPSR will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that CPSR will send to its stockholders in connection with the Business Combination. Investors and security holders of CPSR are advised to read, when available, the proxy statement/prospectus in connection with CPSR’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of CPSR as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Capstar Special Purpose Acquisition Corp., Attention: R. Steven Hicks, Chief Executive Officer, 405 West 14th Street, Austin, TX 78701.

Participants in the Solicitation

CPSR, Gelesis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CPSR’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of CPSR’s directors and officers in CPSR’s filings with the SEC, including the Registration Statement to be filed with the SEC by CPSR, which will include the proxy statement of CPSR for the Business Combination, and such information and names of Gelesis’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by CPSR, which will include the proxy statement of CPSR for the Business Combination.

Forward Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between CPSR and Gelesis, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of CPSR’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CPSR and Gelesis. These statements are subject to a number of risks and uncertainties regarding CPSR’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, (i) the size, demand and growth potential of the markets for Plenity®, Gelesis’ other product candidates and its ability to serve those markets; (ii) the degree of market acceptance and adoption of Gelesis’ products; (iii) Gelesis’ ability to develop innovative products and compete with other companies engaged in the weight loss industry; (iv) Gelesis’ ability to complete successfully the full commercial launch of Plenity® and its growth plans, including new possible indications and the clinical data from ongoing and future studies about liver and other diseases; (v) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the stockholders of CPSR is not obtained; (vi) the inability of Gelesis to obtain secured financing from Kennedy Lewis Investment Management LLC; (vii) failure to realize the anticipated benefits of the Business Combination, including as a result of a delay or difficulty in integrating the businesses of CPSR and Gelesis; (viii) the amount of redemption requests made by CPSR stockholders; (ix) the ability of CPSR or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed Business Combination or in the future; (x) the outcome of any legal proceedings that may be instituted against CPSR, Gelesis, the combined company or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (xi) the ability to meet stock exchange listing standards at or following the consummation of the proposed Business Combination; (xii) the risk that the proposed Business Combination disrupts current plans and operations of Gelesis as a result of the announcement and consummation of the proposed Business Combination, and as a result of the post-transaction company being a publicly listed issuer; (xiii) the regulatory pathway for Gelesis’ products and responses from regulators, including the FDA and similar regulators outside of the United States, (xiv) the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Gelesis’ management and key employees; (xv) costs related to the proposed Business Combination, including costs associated with the post-transaction company being a publicly listed issuer; (xiv) changes in applicable laws or regulations; (xvi) the possibility that Gelesis or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; (xvii) Gelesis’ estimates of expenses and profitability; (xviii) ongoing regulatory requirements, (xix) any competing products or technologies that may emerge, (xx) the volatility of the telehealth market in general, or insufficient patient demand; (xxi) the ability of Gelesis to defend its intellectual property and satisfy regulatory requirements; (xxii) the impact of the COVID 19 pandemic on Gelesis’ business; (xxiii) the limited operating history of Gelesis; and (xxiv) those factors discussed in CPSR’s final prospectus dated July 6, 2020 and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, in each case, under the heading “Risk Factors” and other documents of CPSR filed, or to be filed, with the SEC, including the proxy statement/prospectus in the Registration Statement relating to the Business Combination, which is expected to be filed by CPSR with the SEC. There may be additional risks that CPSR presently does not know or that CPSR currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide CPSR’s expectations, plans or forecasts of future events and views as of the date of this communication. CPSR anticipates that subsequent events and developments will cause CPSR’s assessments to change. However, while CPSR may elect to update these forward-looking statements at some point in the future, CPSR specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing CPSR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01          Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Amendment to Business Combination Agreement, dated as of November 8, 2021, by and among Capstar Special Purpose Acquisition Corp., CPSR Gelesis Merger Sub, Inc. and Gelesis, Inc.

10.1	Amendment to Sponsor Letter Agreement, dated as of November 8, 2021, by and among Capstar Sponsor Group LLC, Capstar Special Purpose Acquisition Corp., the other holders of Capstar Class B Common Stock set forth on Schedule I thereto and Gelesis, Inc.

104	Cover page interactive data file (embedded within the iXBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.

Date: November 8, 2021	/s/ R. Steven Hicks
Name: R. Steven Hicks
Title: Chairman, Chief Executive Officer and Chief Financial Officer

Exhibit 2.1

Amendment to BUSINESS COMBINATION AGREEMENT

This Amendment to the Business Combination Agreement (this “Amendment”) is entered into as of November 8, 2021 (the “Amendment Effective Date”), by and among Capstar Special Purpose Acquisition Corp., a Delaware corporation (“Capstar”), CPSR Gelesis Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Gelesis, Inc., a Delaware corporation (the “Company”).

Recitals

Whereas, Capstar, Merger Sub and the Company are parties to that certain Business Combination Agreement, dated as of July 19, 2021 (as the same may be amended or modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, pursuant to Section 8.3 of the Business Combination Agreement, the Business Combination Agreement may be amended by a written agreement signed by each of the Parties thereto; and

WHEREAS, Capstar, Merger Sub and the Company now desire to enter into this Amendment in order to amend the Business Combination Agreement in the manner set forth herein.

Now, Therefore, in consideration of the representations, warranties, covenants and agreements herein made and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1.                  Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Business Combination Agreement.

2.                  Amendment to Business Combination Agreement. The Business Combination Agreement is hereby amended as follows:

(a)               The fourth recital to the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, concurrently with the execution of this Agreement, the Sponsor, the Other Class B Stockholders, Capstar and the Company are entering into the letter agreement, substantially in the form attached hereto as Exhibit A (as the same may be amended or modified from time to time in accordance with its terms, the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Stockholder has agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Merger), (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of Capstar or any other anti-dilution or similar protection with respect to the Capstar Class B Shares (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), such that the Capstar Class B Shares will convert into Capstar Class A Shares at the Closing on a one-to-one basis, and (c) subject certain of the Capstar Class B Shares and Capstar Class A Warrants currently held by the Sponsor to certain vesting conditions and potential forfeiture, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;”

(b)               A new definition is hereby added to Section 1.1 of the Business Combination Agreement as follows:

““Additional Transaction Share Consideration” means the number of Capstar Shares equal to the number of Forfeiture Shares (as defined in the Sponsor Letter Agreement) forfeited pursuant to Section 3(d) of the Sponsor Letter Agreement.”

(c)               The definition of “Aggregate Transaction Share Consideration” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Aggregate Transaction Share Consideration” means an aggregate number of Capstar Shares equal to (a) the Transaction Share Consideration, plus (b) the Rollover Vested Option Amount, plus (c) the Rollover Warrant Amount. For avoidance of doubt, Aggregate Transaction Share Consideration shall be equal to 67,500,000 Capstar Shares plus a number of Capstar Shares equal to the Additional Transaction Share Consideration, issuable either as Transaction Share Consideration or upon exercise of Vested Rollover Options or Rollover Warrants.

(d)               The definition of “Equity Value” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Equity Value” means $675,000,000.”

(e)               The definition of “Transaction Share Consideration” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Transaction Share Consideration” means an aggregate number of Capstar Shares equal to (a)(1) the Equity Value, divided by (2) the Capstar Share Value, minus (b) the Rollover Vested Option Amount, minus (c) the Rollover Warrant Amount, plus (d) the Additional Transaction Share Consideration.”

(f)                Section 2.1(b)(i) of the Business Combination Agreement is hereby amended by replacing it in its entirety with the following:

“At the Effective Time, and subject to the terms of this Agreement, Capstar shall issue 23,483,250 restricted Capstar Shares (the “Earn Out Shares”) to Company Stockholders, holders of Company Options (whether Vested Company Options or Unvested Company Options) and holders of Company Warrants pro rata with the portion of the Aggregate Transaction Share Consideration plus the Rollover Unvested Option Amount allocated to each Company Stockholder, holder of Company Options and holder of Company Warrants pursuant to Section 2.3.”

(g)               The words “January 18, 2022” in Section 7.1(d) of the Business Combination Agreement are hereby deleted and replaced with “January 31, 2022”.

(h)               A new clause is hereby added to Section 6.3 of the Business Combination Agreement as Section 6.3(e) as follows:

(e)       the Sponsor Letter Agreement, as amended as of the date hereof to provide for the forfeiture of 1,983,750 Capstar Class B Shares immediately prior to the Effective Time, shall be in full force and effect and shall have not been further amended nor subjected to the waiver of any party thereto without the prior written consent of the Company.

3.                  Effect on the Business Combination Agreement. Except as specifically amended by this Amendment, the Business Combination Agreement shall remain in full force and effect, and the Business Combination Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Business Combination Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Business Combination Agreement, as the case may be, shall be deemed to refer to the Business Combination Agreement or such provision as amended by this Amendment, unless the context otherwise requires.

4.                  Miscellaneous. The provisions of Sections 8.2 (Entire Agreement; Assignment), 8.3 (Amendment), 8.4 (Notices), 8.5 (Governing Law), 8.7 (Construction), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (WAIVER OF JURY TRIAL), 8.16 (Submission to Jurisdiction), and 8.17 (Remedies) of the Business Combination Agreement are incorporated by reference into this Amendment mutatis mutandis.

[Signature Pages Follow]

In witness whereof, the undersigned have executed this Amendment as of the date first set forth above.

CAPSTAR:

Capstar Special Purpose Acquisition COrp.

By:	/s/ R. Steven Hicks
	Name:	R. Steven Hicks
	Title:	Chief Executive Officer

MERGER SUB:

CPSR Gelesis Merger Sub, Inc.

By:	/s/ R. Steven Hicks
	Name:	R. Steven Hicks
	Title:	President

COMPANY:

Gelesis, Inc.

By:	/s/ Yishai Zohar
	Name:	Yishai Zohar
	Title:	President, Chief Executive Officer

[Signature Page to Amendment to Business Combination Agreement]

Exhibit 10.1

Amendment to SPONSOR LETTER AGREEMENT

This Amendment to the Sponsor Letter Agreement (this “Amendment”) is entered into as of November 8, 2021 (the “Amendment Effective Date”), by and among Capstar Sponsor Group LLC, a Delaware limited liability company (the “Sponsor”), Capstar Special Purpose Acquisition Corp., a Delaware corporation (“Capstar”), the other holders of Capstar Class B Common Stock set forth on Schedule I hereto (the “Other Class B Holders,” and, together with the Sponsor, collectively, the “Class B Holders”) and Gelesis, Inc., a Delaware corporation (the “Company”).

Recitals

Whereas, the Sponsor, Capstar, the Other Class B Holders and the Company entered into that certain Sponsor Letter Agreement, dated as of July 19, 2021 (as the same may be amended or modified from time to time in accordance with its terms, the “Sponsor Letter Agreement”), in connection with the execution of that certain Business Combination Agreement, dated as of July 19, 2021, by and among Capstar, CPSR Gelesis Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company (as the same may be amended or modified from time to time in accordance with its terms, the “Business Combination Agreement”);

Whereas, Capstar, Merger Sub and the Company have entered into that certain Amendment to the Business Combination Agreement, dated as of the date hereof (the “BCA Amendment”); and

WHEREAS, in connection with the BCA Amendment, the Sponsor, Capstar, the Other Class B Holders and the Company wish to amend certain provisions of the Sponsor Letter Agreement in the manner set forth herein.

Now, Therefore, in consideration of the representations, warranties, covenants and agreements herein made and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1.                   Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Sponsor Letter Agreement.

2.                   Amendment to Sponsor Letter Agreement. The Sponsor Letter Agreement is hereby amended as follows:

(a)                 Section 3 of the Sponsor Letter Agreement is hereby amended and restated in its entirety as follows:

“3.       Treatment of Shares and Warrants

(a)       Subject Securities. The Sponsor and the Other Class B Holders each agree that, effective upon the Closing, the number of Capstar Class A Warrants (the “Vesting Warrants”) and the number of Capstar Class B Shares (the “Forfeiture Shares”) held by the Sponsor and the Other Class B Holders set forth on Exhibit A hereto shall be subjected to and governed by the vesting and forfeiture provisions set forth herein.”

(b)       Vesting Warrants. The Sponsor acknowledges and agrees that the Eligible Vesting Warrants (as defined below) shall vest (and no longer be subject to forfeiture) at such time during the period from and after the Closing through and until the date that is five (5) years after the Closing Date (the “Sponsor Vesting Period”) as (x) the Capstar Stock Price is first equal to or exceeds $20.00 per share for any twenty (20) Trading Days within any period of thirty (30) consecutive Trading Days or (y) there is a Capstar Sale in which the Capstar Sale Price for the acquisition of the Capstar Shares is greater than or equal to $20.00 per share. Any Vesting Warrants that are not Eligible Vesting Warrants as of the Closing shall be deemed fully vested (and no longer be subject to forfeiture) as of the Closing. As used herein, “Eligible Vesting Warrants” means the number of Vesting Warrants equal to the product of (x) the number of Vesting Warrants set forth on Exhibit A hereto and (y) a fraction, the numerator of which is equal to the total number of Capstar Class A Shares redeemed pursuant to the Capstar Stockholder Redemption, other than any such redemptions by the PIMCO Private Funds, as of immediately prior to the Closing, and the denominator of which is equal to the total number of Capstar Class A Shares outstanding as of immediately prior to such Capstar Stockholder Redemption.

(c)       Forfeiture of Unvested Warrants. Vesting Warrants that remain unvested on the first Business Day after the conclusion of the Sponsor Vesting Period shall be automatically void and of no further effect as of such date, and then surrendered by the Sponsor as promptly as practicable thereafter, without any consideration for such forfeiture or surrender.

(d)       Forfeiture Shares. The Forfeiture Shares shall, as of immediately prior to the Effective Time, be surrendered by the Sponsor and the Other Class B Holders to Capstar for cancellation upon such surrender, without any consideration for such surrender.”

(b)                Exhibit A to the Sponsor Letter Agreement is hereby amended and restated in its entirety as attached hereto as Exhibit A to this Amendment.

3.                   Effect on the Sponsor Letter Agreement. Except as specifically amended by this Amendment, the Sponsor Letter Agreement shall remain in full force and effect, and the Sponsor Letter Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Sponsor Letter Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Sponsor Letter Agreement, as the case may be, shall be deemed to refer to the Sponsor Letter Agreement or such provision as amended by this Amendment, unless the context otherwise requires.

4.                   Miscellaneous. The provisions of Sections 8.2 (Entire Agreement; Assignment), 8.3 (Amendment), 8.4 (Notices), 8.5 (Governing Law), 8.7 (Construction), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (WAIVER OF JURY TRIAL), 8.16 (Submission to Jurisdiction), and 8.17 (Remedies) of the Business Combination Agreement are incorporated by reference into this Amendment mutatis mutandis.

[Signature Pages Follow]

In witness whereof, the undersigned have executed this Amendment as of the date first set forth above.

SPONSOR:

CAPSTAR SPONSOR GROUP LLC

By:	/s/ R. Steven Hicks
	Name:	R. Steven Hicks
	Title:	Manager

CAPSTAR:

Capstar Special Purpose Acquisition COrp.

By:	/s/ R. Steven Hicks
	Name:	R. Steven Hicks
	Title:	Chief Executive Officer

COMPANY:

Gelesis, Inc.

By:	/s/ Yishai Zohar
	Name:	Yishai Zohar
	Title:	President, Chief Executive Officer

OTHER CLASS B HOLDERS:

/s/ Kathryn Cavanaugh
Kathryn Cavanaugh

/s/John Ghiselli
John Ghiselli

/s/ James Whittenburg
James Whittenburg

EXHIBIT A

Vesting Warrants

Capstar Class A Warrants
Sponsor	2,506,416

Forfeiture Shares

Capstar Class B Shares
Sponsor	1,965,638
Kathryn Cavanaugh	5,175
John Ghiselli	5,175
James Whittenburg	7,762
TOTAL	1,983,750